UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of September 2021

EXFO Inc.

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

On August 27, 2021, EXFO Inc., a Canadian corporation, announced that the transaction contemplated by the previously announced statutory plan of arrangement under the provisions of the Canada Business Corporations Act involving EXFO and 11172239 Canada Inc., a corporation controlled by Germain Lamonde (the “Purchaser”), was completed. Pursuant to the Arrangement, the Purchaser acquired all the issued and outstanding subordinate voting shares of EXFO, other than the subordinate voting shares held by the Purchaser, for US $6.25 per subordinate voting share in cash.

This Material Change Report Form contains material information relating to EXFO and is hereby incorporated as document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.

By: /s/ Benoit Ringuette
Name: Benoit Ringuette
Title: General Counsel and Corporate Secretary

Date: September 2, 2021

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

EXFO Inc. (the “Corporation” or “EXFO”)
400 Godin Avenue
Québec City, Québec
G1M 2K2

Item 2 - Date of Material Change

August 27, 2021.

Item 3 – News Release

A press release describing the material change was issued via PRNewswire on August 27, 2021.

Item 4 – Summary of Material Change

On August 27, 2021, EXFO completed the transaction contemplated by the previously-announced statutory plan of arrangement under the provisions of the Canada Business Corporations Act involving the Corporation and 11172239 Canada Inc.

Item 5 – Full Description of Material Change

On August 27, 2021, EXFO completed the transaction contemplated by the previously-announced statutory plan of arrangement under the provisions of the Canada Business Corporations Act involving the Corporation and 11172239 Canada Inc. (the “Purchaser”), a corporation controlled by Germain Lamonde (the “Arrangement”). Pursuant to the Arrangement, the Purchaser acquired all the issued and outstanding subordinate voting shares of EXFO, other than the subordinate voting shares held by the Purchaser, for US $6.25 per subordinate voting share in cash.

The Arrangement was approved by the Superior Court of Québec on August 20, 2021 following approval of the special resolution approving the Arrangement by 99.65% of the votes cast by shareholders (voting together as a single class) and by 90.95% of the votes cast by holders of subordinate voting shares other than interested shareholders at the special meeting of shareholders of EXFO (held on August 13, 2021).

As a result of the transaction, the subordinate voting shares of EXFO ceased trading on NASDAQ as of the close of business on August 27, 2021, and were delisted from the Toronto Stock Exchange as of the close of business on August 30, 2021. In addition, the Corporation will submit an application to cease to be a reporting issuer under applicable Canadian securities law, will file a certification on Form 15 with the U.S. Securities and Exchange Commission to suspend its reporting obligations under U.S. securities laws, and will otherwise terminate EXFO’s public reporting requirements.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 – Executive Officer

Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733

Item 9 – Date of Report

September 2, 2021.